

Mail Stop 3561

September 4, 2008

Mr. Bernard F. Denoyer
Senior Vice President, Finance
Synergy Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 1609
New York, New York 10170

> **Re:** **Synergy Pharmaceuticals, Inc.**
> **Amendment No. 2 to Form 10-KSB for Fiscal Year**
> **Ended December 31, 2007**
> **Filed August 14, 2008**
> **File No. 333-131722**

Dear Mr. Denoyer:

We reviewed your filing and response letter dated August 14, 2008 to our comment letter dated August 14, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation.

We note that the amended filing omits the second signature section of Form 10-KSB. Each person who occupies the positions specified in general instruction C.2 of Form 10-KSB is required to sign the report in the second signature section, and any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. As previously requested, please revise to include the second signature section of Form 10-KSB and the signatures required by general instruction C.2. Please note that the report must be signed by your principal executive officer, principal financial officer and controller or principal accounting officer and at least the majority of the board of directors or persons performing similar functions.

Please revise the certifications filed as exhibits 31.1 and 31.2 to conform exactly to the certification in Item 601(b)(31) of Regulation S-B. Specifically, remove the titles of the certifying officers at the beginning of the certifications; replace "this annual report" throughout paragraph 2 and in paragraphs 3 and 4(c) with "this report;" replace "this quarterly report" in paragraph 4(a) with "this report;" and refer to the "small business issuer" as opposed to the "registrant' throughout the certifications.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief